As filed with the Securities and Exchange Commission on November 23, 2007
Registration No. 333-142310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM SB-2
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

SOLAR ENERTECH CORPORATION
(Name of Small Business Issuer in Its Charter)

Nevada (State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	98-0434357 (I.R.S. Employer Identification No.)
1600 Adams Drive
Menlo Park, California 94025
Telephone (650) 688-5800
(Address and Telephone Number of Principal Executive Offices)
Leo Shi Young
Chief Executive Officer
President
1600 Adams Drive
Menlo Park, California 94025
Telephone: (650) 688-5800
(Name, Address and Telephone Number of Agent for Service)
Copies of communications to:
Jody R. Samuels, Esq.
Richardson & Patel LLP
The Chrysler Building
405 Lexington Avenue, 26thFloor
New York, New York 10174
Telephone: (212) 907-6686
Facsimile (212) 907-6687

EXPLANATORY NOTE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES

EXPLANATORY NOTE
     The purpose of this amendment is to remove three exhibits, exhibits 10.5, 10.18 and 10.26, from the exhibit list. We have determined that these exhibits are not material to our business and are not required to be included by Item 601 of Regulation S-B.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers
     Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:
     (a) is not liable pursuant to Nevada Revised Statute 78.138, or
     (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
     In addition, Section 78.7502 permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:
     (a) is not liable pursuant to Nevada Revised Statute 78.138, or
     (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.
     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, the corporation is required to indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.
     Section 78.752 of the Nevada Revised Statutes allows a corporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.
     Other financial arrangements made by the corporation pursuant to Section 78.752 may include the following:

•	the creation of a trust fund

•	the establishment of a program of self-insurance

•	the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation

•	the establishment of a letter of credit, guaranty or surety
     No financial arrangement made pursuant to Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.
     Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to an undertaking to repay the amount if it is determined by a court that the indemnified party is not entitled to be indemnified by the corporation, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
     (a) by the shareholders,
     (b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding,
     (c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or
     (d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
     Our bylaws also include indemnification provisions. Section 10 of our bylaws states that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding by reason of the fact that he is or was a director or is or was serving at our request as a director, officer, employee, or agent of another enterprise, shall be indemnified and held harmless by us to the fullest extent provided by law. This indemnity covers all expense, liability and loss (including attorneys’ fees) reasonably incurred by such person in connection with such proceeding and inures to the benefit of his heirs, executors and administrators. We must indemnify any such person seeking indemnification in connection with a proceeding initiated by him only if such proceeding was authorized by our board of directors. Our bylaws allow us to pay expenses incurred in defending any such proceeding in advance of a final disposition, so long as our Board of Directors shall not have adopted a resolution expressly disapproving of such an advance. We may also provide indemnification and pay expenses in advance of the final disposition of a proceeding to officers, employees and agents on the same terms and with the same scope and effect as the provisions governing the indemnification of directors. Our bylaws also permit us to purchase and maintain insurance on behalf of any person who is or was our director or officer or who was serving at our request as a director of officer of another enterprise.

Item 25.	Other Expenses of Issuance and Distribution.
     The estimated expenses of the offering, all of which are to be borne by the Registrant, are as follows:

SEC Filing Fee	$1,028
Printing Expenses*	$1,000
Accounting Fees and Expenses*	$40,000
Legal Fees and Expenses	$50,000
Blue Sky Fees and Expenses*	$2,000
Registrar and Transfer Agent Fee*	$1,000
Miscellaneous*	$1,972

Total*	$97,000

*	Estimated

Item 26.	Recent Sales of Unregistered Securities
     Effective February 27, 2006, the registrant forward split its issued common stock on the basis of forty-four new shares for one old share. The number of shares referred to in the following discussion have been restated wherever applicable, except where noted, to give retroactive effect on the forward stock split.
     On July 7, 2004 the registrant issued 1,700,000 pre-split shares of our common stock to Ms. Jean Blanchard, a founder, in exchange for $17,000. The shares were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.. There was no form of general solicitation or general advertising undertaken and, as the founder, the acquirer occupied a status that afforded her effective access to the information registration would otherwise provide.
     On August 19, 2004, the registrant issued 600,000 pre-split shares of common stock at a price of $0.01 per share to two individuals for $6,000. The shares were issued in reliance on the exemption provided by Rule 504 of Regulation D. At the time of the offering the registrant was not subject to the requirements of section 13 or 15(d) of the Exchange Act, there was no form of general solicitation or general advertising undertaken and the offering was for less than $1,000,000.
     The following offerings were all made in reliance on Regulation S of the Securities Act of 1933. The offers and sales were all made in offshore transactions and no directed selling efforts were made in the U.S. by the registrant, a distributor, the affiliates of the registrant or a distributor or any person acting on their behalf. All of the information below gives effect to the forward split that was effective on February 27, 2006.
     On May 1, 2006, the registrant issued 500,000 units at $1.00 per unit, for net cash proceeds of $500,000. Each unit consisted of one share of common stock and one common share purchase warrant entitling the holder to acquire an additional share of common stock at an exercise price of $1.60. The warrants expire on April 30, 2007.
     On May 4, 2006, the registrant issued 500,000 units at $1.00 per unit, for net cash proceeds of $500,000. Each unit consisted of one share of common stock and one common share purchase warrant entitling the holder to acquire an additional share of common stock at an exercise price of $1.60. The warrants expire on May 3, 2007.
     On June 9, 2006, the registrant issued 505,000 units at $1.00 per unit, for net cash proceeds of $505,000. Each unit consisted of one share of common stock and one common share purchase warrant entitling the holder to acquire an additional share of common stock at an exercise price of $1.60. The warrants expire on June 8, 2007.

     On June 21, 2006, the registrant issued 850,000 units at $1.00 per unit, for net cash proceeds of $850,000. Each unit consisted of one share of common stock and one common share purchase warrant entitling the holder to acquire an additional share of common stock at an exercise price of $1.60. The warrants expire on June 20, 2007.
     On June 23, 2006, the registrant issued 468,000 units at $1.00 per unit, for net cash proceeds of $468,000. Each unit consisted of one share of common stock and one common share purchase warrant entitling the holder to acquire an additional share of common stock at an exercise price of $1.60. The warrants expire on June 22, 2007.
     On June 30, 2006, the registrant issued 2,000 units at $1.00 per unit, for net cash proceeds of $2,000. Each unit consisted of one share of common stock and one common share purchase warrant entitling the holder to acquire an additional share of common stock at an exercise price of $1.60. The warrants expire on July 3, 2007.
     On July 10, 2006, the registrant issued 37,000 units at $1.00 per unit, for net cash proceeds of $37,000. Each unit consisted of one share of common stock and one common share purchase warrant entitling the holder to acquire an additional share of common stock at an exercise price of $1.60. The warrants expire on July 9, 2007.
     On July 11, 2006, the registrant issued 20,000 units at $1.00 per unit, for net cash proceeds of $20,000. Each unit consisted of one share of common stock and one common share purchase warrant entitling the holder to acquire an additional share of common stock at an exercise price of $1.60. The warrants expire on July 10, 2007.
     On July 24, 2006, the registrant issued 12,500 units at $1.00 per unit, for net cash proceeds of $12,500. Each unit consisted of one share of common stock and one common share purchase warrant entitling the holder to acquire an additional share of common stock at an exercise price of $1.60. The warrants expire on July 23, 2007.
     On August 28, 2006, the registrant issued 32,000 units at $1.00 per unit, for net cash proceeds of $32,000. Each unit consisted of one share of common stock and one common share purchase warrant entitling the holder to acquire an additional share of common stock at an exercise price of $1.60. The warrants expire on August 27, 2007.
     On September 5, 2006, the registrant issued 5,500 units at $1.00 per unit, for net cash proceeds of $5,500. Each unit consisted of one share of common stock and one common share purchase warrant entitling the holder to acquire an additional share of common stock at an exercise price of $1.60. The warrants expire on September 4, 2007.
     On September 21, 2006, the registrant issued 675,000 units at $1.00 per unit, for net cash proceeds of $675,000. Each unit consisted of one share of common stock and one common share purchase warrant entitling the holder to acquire an additional share of common stock at an exercise price of $1.60. The warrants expire on September 20, 2007.
     On November 7, 2006, the registrant received subscriptions for the purchase of 2,500,000 units at $0.60 per unit, for net cash proceeds of $1,500,000. Each unit consisted of one common share and one common share purchase warrant entitling the holder to acquire an additional common share at an exercise price of $1.00, for one year.
     On November 10, 2006, the registrant’s Board of Directors resolved to offer to all of its warrant holders a lower exercise price for their warrants. The 3,607,000 warrants outstanding at that time were reduced in exercise price to $1.00 per share.

     The following securities were sold to institutional and accredited investors in private offerings pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended, inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were accredited investors.
     On May 8, 2006 and July 3, 2006, the registrant issued two promissory notes, totaling $600,000, to Coach Capital LLC. The promissory notes, in the amounts of $100,000 and $500,000, respectively, accrue interest at the rate of 10% per year and are due on demand.
     On January 24, 2007 the registrant issued a promissory note in the amount of $100,000 to Thimble Capital Ltd. The promissory note accrues interest at the rate of 10% per year and is payable on demand.
     The following securities were sold to institutional and accredited investors in private offerings pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended, inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were accredited investors. Knight Capital Markets, LLC, acted as placement agent in connection with the sale of these securities. For its services relating to the private offering that closed on March 7, 2007, Knight Capital Markets, LLC received $498,000 in commissions, an advisory fee of $83,000 and warrants to purchase a total of 912,511 shares of the registrant’s common stock at exercise prices of $0.69 per share for 507,247 shares and $0.57 per share for 405,264 shares. For its services relating to the private offering that closed on March 20, 2007, Knight Capital Markets, LLC received $540,000 in commissions, $450,000 in commissions owed for a prior offering, an advisory fee of $90,000 and warrants to purchase a total of 1,105,263 shares of the registrant’s common stock at an exercise price of $0.57 per share. The registrant also paid legal fees of $40,000 to counsel for Knight Capital Markets, LLC. The registrant received net proceeds from these offerings of approximately $16.4 million after the payment of commissions, fees, and other expenses of the offerings.
     On March 7, 2007 the registrant sold
•	units consisting of $5,000,000 in principal amount of Series A Convertible Notes and warrants to purchase 7,246,377 shares of common stock (the “Series A Warrants”) and

•	units consisting of $3,300,000 in principal amount of Series B Convertible Notes and warrants to purchase 5,789,474 shares of common stock (the “Series B Warrants”).
     The principal amount of the Series A Convertible Notes may be converted at the rate of $0.69 per share for a total of 7,246,377 shares of common stock (which amount does not include shares of common stock that may be issued for the payment of interest). The exercise price of the Series A Warrants is $1.21 per share. There is no requirement that the warrants be exercised.
     The principal amount of the Series B Convertible Notes may be converted at the rate of $0.57 per share for a total of 5,789,474 shares of common stock (which amount does not include shares of common stock that may be issued for the payment of interest). The exercise price of the Series B Warrants is $0.90 per share. There is no requirement that the warrants be exercised.
     On March 20, 2007 the registrant sold an additional $9,000,000 in principal amount of Series B Convertible Notes, again in a private offering pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Like the March 7, 2007 offering, the principal amount of the Series B Convertible Notes may be converted at the rate of $0.57 per share for a total of 15,789,474 shares of common stock (which amount does not include shares of common stock that may be issued for the payment of interest). The exercise price of the Series B Warrants is $0.90 per share. There is no requirement that the warrants be exercised.

     On September 24, 2007, the Board of Directors approved the adoption of the 2007 Equity Incentive Plan and granted 7.3 million shares to employees, director and consultants. The exercise price of $1.2 was determined based on the closing price on the third trading day following the Company’s filing of its Form 10-QSB for the quarter ended June 30, 2007.
Item 27. Exhibits.
     The following Exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:

Exhibit No.	Title

3.1	Articles of Incorporation, incorporated by reference to our SB2 Registration Statement Amendment 7 filed on May 5, 2005, SEC File Number 333-120926.*

3.2	By-laws, Incorporated by reference to our SB2 Registration Statement Amendment 7 filed on May 5, 2005, SEC File Number 333-120926.*

3.3	Article of Merger filed with the Secretary of State of Nevada, incorporated by reference from Exhibit 3.1 to the Form 8-K filed April 10, 2006.*

5.1	Legal opinion from Richardson & Patel LLP.*

10.1	Summary of Lease Agreement between the Company and Shanghai Jin Qiao Technology Park Ltd., incorporated by reference from Exhibit 4.1 to the Form 8-K filed May 12, 2006.*

10.2	Management agreement with Leo Young, incorporated by reference from Exhibit 10.1 to our Form 8-K filed March 10, 2006.*

10.3	Agency Agreement between the Company and its Shanghai Agent dated July 18, 2006, incorporated by reference from Exhibit 10.1 to our Form 8-K/A filed December 18, 2006.*

10.4	Letter agreement dated November 1, 2006 between Knight Capital Markets, LLC and the registrant.*

10.5	Reserved

10.6	Form of Securities Purchase Agreement relating to the offering closed on March 7, 2007, incorporated by reference from Exhibit 10.1 to our Form 8-K filed on March 8, 2007.*

10.7	Form of Series A Convertible Note relating to the offering closed on March 7, 2007, incorporated by reference from Exhibit 10.2 to our Form 8-K filed on March 8, 2007.*

10.8	Form of Series B Convertible Note relating to the offerings closed on March 7, 2007 and March 20, 2007, incorporated by reference from Exhibit 10.3 to our Form 8-K filed on March 8, 2007.*

10.9	Form of Series A Warrant relating to the offering closed on March 7, 2007, incorporated by reference from Exhibit 10.4 to our Form 8-K filed on March 8, 2007.*

10.10	Form of Series B Warrant relating to the offerings closed on March 7, 2007 and March 20, 2007, incorporated by reference from Exhibit 10.5 to our Form 8-K filed on March 8, 2007.*

10.11	Form of Registration Rights Agreement relating to the offering closed on March 7, 2007, incorporated by reference from Exhibit 10.6 to our Form 8-K filed on March 8, 2007.*

Exhibit No.	Title

10.12	Form of Lock-Up Agreement with Officers and Directors relating to the offering closed on March 7, 2007, incorporated by reference from Exhibit 10.7 to our Form 8-K filed on March 8, 2007.*

10.13	Demand Promissory Note dated May 8, 2006 in the amount of $100,000 in favor of Coach Capital LLC.*

10.14	Demand Promissory Note dated July 3, 2006 in the amount of $500,000 in favor of Coach Capital LLC.*

10.15	Demand Promissory Note dated January 24, 2007 in the amount of $100,000 in favor of Thimble Capital Ltd.*

10.16	Reserved

10.17	Reserved

10.18	Reserved

10.19	Joint R&D Laboratory Agreement dated November 2006 between Shanghai University and SolarEnertech (Shanghai) Co., Ltd.*

10.20	Conceptual and Architectural Design Agreement dated September 13, 2006 between the registrant and Monsen Design Solutions AB.*

10.21	Business Consultant Agreement dated May 1, 2006 between the registrant and Boundary Point Investor Relations, Inc.*

10.22	Supply-Purchase Contract between Solar Enertech (Shanghai) Co., Ltd. and Jiangsu Photovaltaic Industry Development Co., Ltd.*

10.23	Repayment Agreement dated January 1, 2007 between the registrant and Infotech Essentials, Inc.*

10.24	Promissory Note dated February 9, 2006 in the amount of $450,000 in favor of Infotech Essentials, Inc.*

10.25	Repayment Agreement dated October 5, 2006 between the registrant and Infotech Essentials, Inc.*

10.26	Reserved

10.27	Management Agreement dated April 6, 2007 between the registrant and Qizhuang Cai.*

10.28	Settlement Agreement dated March 9, 2007 between the registrant and Knight Capital Markets, LLC.*

16	Letter from former principal accountants, Morgan & Company, incorporated by reference from Exhibit 16.1 to our Form 8-K filed December 9, 2006.*

23.1	Consent of Malone & Bailey, PC.*

23.2	Consent of Morgan & Company, Chartered Accountants.*

*	Previously filed.

Item 28.	Undertakings.
     The undersigned registrant hereby undertakes:
     1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
(i)	include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

(iii)	include any additional or changed material information on the plan of distribution.
     2. For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
     3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
     4. Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     In accordance with the requirements of the Securities Act of 1933, the Small Business Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Menlo Park, State of California, on November 23, 2007.

Solar Enertech Corp. a Nevada corporation
By:	/s/ Leo Shi Young
Leo Shi Young
Chief Executive Officer and President

By:	/s/ Ming Wai Anthea Chung
Ming Wai Anthea Chung
Chief Financial Officer

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with Solar Enertech Corp. and on the dates stated.

/s/ Leo Shi Young Leo Shi Young	Chairman of the Board, President, Chief Executive Officer	November 23, 2007

/s/ Ming Wai Anthea Chung
Ming Wai Anthea Chung	Chief Financial Officer	November 23, 2007

/s/ Shi Jian Yin Shi Jian Yin	Vice President, Chief Operating Officer and Director	November 23, 2007

/s/ Donald Morgan
Donald Morgan	Director	November 23, 2007